UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

A.P. Pharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00202J203

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Hambrecht & Quist Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 20,000,001

	7.	Sole Dispositive Power 20,000,001

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,001

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No.

1.	Names of Reporting Persons Daniel R. Omstead

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 20,000,001

	7.	Sole Dispositive Power 20,000,001

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,001

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer A.P. Pharma, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 123 Saginaw Drive, Redwood City, CA 94063

Item 2.
	(a)	Name of Person Filing Hambrecht & Quist Capital Management LLC
	(b)	Address of Principal Business Office or, if none, Residence 2 Liberty Square, 9th Floor, Boston, MA 02109
	(c)	Citizenship Delaware Corporation
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 00202J203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 20,000,001
(b) Percent of class: 9.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 20,000,001
(iii) Sole power to dispose or to direct the disposition of 20,000,001
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Two persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of A.P. Pharma, Inc.  The interest of H&Q Healthcare Investors, an investment company registered under the Investment Company Act of 1940, in the Common Stock of A.P. Pharma, Inc.  amounted to 13,800,000 shares or 6.7% of the total outstanding Common Stock at December 31, 2011.  The interest of H&Q Life Sciences Investors, an investment company registered under the Investment Company Act of 1940, in the Common Stock of A.P. Pharma, Inc.  amounted to 6,200,001 shares or 3.0% of the total outstanding Common Stock at December 31, 2011.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
Date
/s/ Laura Woodward
Signature
Laura Woodward, Treasurer
Name/Title

Exhibit A

Hambrecht & Quist Capital Management LLC (“HQCM”), an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 20,000,001 shares (or 9.7%) of the Common Stock of A.P. Pharma, Inc. (the “Company”) as a result of acting as investment adviser to H&Q Healthcare Investors (“HQH”) and H&Q Life Sciences Investors (“HQL”), each of which is registered as an investment company pursuant to Section 8 of the Investment Company Act of 1940.  Each of HQCM and Daniel R. Omstead, through his control of HQCM, has sole power to dispose of the 20,000,001 shares beneficially owned by HQH and HQL. Neither HQCM nor Daniel R. Omstead has the sole power to vote or direct the vote of the shares beneficially owned by HQH and HQL, which power resides in each fund’s Board of Trustees.  HQCM carries out the voting of the shares under written guidelines established by each fund’s Board of Trustees.